Exhibit 99.2

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, BLDG 3 SUITE 200	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

January 13, 2025

Ms. Danielle Mezo

Vice President of Engineering

PHX Minerals Inc.

1601 NW Expressway, Suite 1100

Oklahoma City, Oklahoma 73118

Re:	Evaluation Summary
PHX Minerals Inc. Interests
Total Proved Reserves
Certain Properties in Various States
As of December 31, 2024

Pursuant to the Guidelines of the Securities and
Exchange Commission for Reporting Corporate
Reserves and Future Net Revenue

Dear Ms. Mezo:

As you have requested, this report was completed on January 13, 2025 for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the PHX Minerals Inc. (“PHX”) interests and for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (“SEC”). This report includes 100% of PHX’s proved reserves, which are made up of oil and gas properties in various states. This report utilized an effective date of December 31, 2024 and was prepared in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. A composite summary of the results of this evaluation are presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	-Mbbl	942.7	5.4	948.1	98.8	1,046.9
Gas	-MMcf	41,648.0	901.2	42,549.1	6,757.7	49,306.8
NGL	- Mbbl	1,320.4	1.7	1,322.1	26.0	1,348.1
Net Revenue
Oil	- M$	69,195.3	399.3	69,594.6	7,328.7	76,923.3
Gas	- M$	84,936.5	1,729.5	86,666.0	14,461.9	101,127.9
NGL	- M$	27,661.5	37.9	27,699.4	567.0	28,266.4
Severance Taxes	- M$	14,921.2	251.9	15,173.1	2,030.6	17,203.7
Ad Valorem Taxes	- M$	11.6	0.0	11.6	3.5	15.1
Future Production Costs	- M$	40,139.5	359.4	40,498.9	2,905.2	43,404.1
Abandonment Costs	- M$	1,307.5	0.0	1,307.5	0.0	1,307.5
Future Development Costs	- M$	0.0	0.0	0.0	0.0	0.0
Net Operating Income (BFIT)	- M$	125,413.5	1,555.5	126,969.0	17,418.3	144,387.2
Discounted @ 10%	- M$	67,539.3	1,083.8	68,623.1	11,018.9	79,642.0

PHX Minerals Inc. Interests

January 13, 2025

Future net revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow (net operating income) is after deducting these taxes, future capital (development) costs and operating (production) expenses, but before consideration of federal income taxes. The future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the reserves by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves, which include oil and condensate volumes, and natural gas liquids (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing

As requested for SEC purposes, the base oil and gas prices calculated for December 31, 2024 were $75.48/BBL and $2.13/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during January 2024 through December 2024 and the base gas price is based upon Henry Hub prices (Platts Gas Daily) during January 2024 through December 2024. NGL prices were adjusted on a per-property basis and averaged 27.8% of the oil price on a composite basis.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $73.477 per barrel for oil, $2.051 per MCF for natural gas and $20.968 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Future Development Costs, Expenses and Taxes

Lease operating expenses and ad valorem taxes were forecast as provided by your office and based on the analysis of historical accounting data. Lease operating expenses were held constant in accordance with SEC guidelines. Severance tax rates were applied at normal state percentages of oil, gas and NGL revenue. However, for certain properties where appropriate, severance tax abatements have been applied as provided by your office. The lease operating expenses, severance taxes and ad valorem taxes were reviewed in detail and are reasonable and appropriate.

The undeveloped drilling locations are based upon mineral interests only (no working interest) and as such, PHX is not responsible for capital costs or lease operating expenses. However, other deductions were modeled to account for transportation and marketing adjustments that PHX will be responsible for. Lease operating costs were applied to aid in proper economic limit determinations for the mineral properties herein.

Further, the net cost of plugging and the salvage value of equipment at abandonment (P&A) have been included herein as provided for the working interest properties, with P&A costs scheduled at the economic limit for each well.

Reserve Estimation Methods

The methods employed in estimating reserves are described on page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties with monthly production updated up to July 2024 as available via public records. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. This evaluation includes 30 cases which represent over 4,379 low value producing wells grouped by well type and area for which total net reserves were estimated in aggregate. These cases represent 7.1% of the total net proved reserves herein.

PHX Minerals Inc. Interests

January 13, 2025

Proved undeveloped reserves have been estimated for locations that are drilled but not yet completed, are currently drilling, are permitted, or where the operator has indicated to PHX its intention to drill. Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Federal, state, and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 27 proved developed non-producing and 169 proved undeveloped locations, all of which are commercial using the SEC pricing applied herein, and targeting reservoirs in Louisiana, North Dakota, Oklahoma, and Texas. Each of these drilling locations proposed as part of PHX development plans conforms to the proved developed non-producing and proved undeveloped standards as set forth by the SEC. In our opinion, the working interest operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five years. Furthermore, the working interest operators of these locations have demonstrated through their actions that they have adequate company staffing, financial backing and prior development success to ensure this development plan will be executed as projected.

General Discussion

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. Further, the net cost of plugging and the salvage value of equipment at abandonment have been included herein as provided for the working interest properties.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses was furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

PHX Minerals Inc. Interests

January 13, 2025

Closing

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462), with Professional Qualifications noted on the next page. We do not own an interest in the properties or PHX Minerals Inc. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

/s/ W. Todd Brooker
W. TODD BROOKER, P.E.
PRESIDENT

/s/ Robert P. Bergeron, Jr.
ROBERT P. BERGERON, JR., P.E.
PARTNER

/s/ Nicholas J. Loncar
NICHOLAS J. LONCAR, P.E.
RESERVOIR ENGINEER

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, BLDG 3 SUITE 200	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

Professional Qualifications of W. Todd Brooker, P.E.

Primary Technical Person

The evaluation summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, President of Cawley, Gillespie & Associates, Inc. (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992 and became President in 2017. His responsibilities include reserve and economic evaluations, fair market valuations, expert reporting and testimony, field/reservoir studies, pipeline resource assessments, field development planning and acquisition/divestiture analysis. His reserve reports are routinely used for public company U.S. Securities and Exchange Commission (SEC) disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering. He is a registered Professional Engineer in the State of Texas (License #83462), and a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE).

Based on his educational background, professional training and more than 30 years of experience, Mr. Brooker and CG&A continue to deliver independent, professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.

TEXAS REGISTERED ENGINEERING FIRM F-693